Exhibit 99.1

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(b) of the Securities Act (British Columbia), Section 146(b) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.	Name and Address of Company

KIMBER RESOURCES INC.
215 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

(“Kimber” or the “Company”)

Item 2.	Date of Material Change

June 1, 2010

Item 3.	News Release

A news release announcing the material change was issued by Kimber on June 2, 2010 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.	Summary of Material Change

The Company announced the results of an independent National Instrument 43-101 compliant Preliminary Assessment on its Monterde project which provides, among other information, for a before tax IRR of 24.9%, undiscounted net cash flows before tax of US$372 million and a pre-tax NPV (at an 8% discount rate) of US$141.8 million at prices of US$875 per ounce of gold and US$14 per ounce of silver.

2

Item 5.	Full Description of Material Change

The full description of the material change is contained in the text of the news release referred to in Item 3 above announcing the material change, a copy of which is attached as Schedule “A” to this Material Change Report.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.	Executive Officers

Mr. Gordon Cummings, President & CEO, is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Ext. 103).

Item 9.	Date of Report

Dated at Vancouver, British Columbia, this 10th day of June, 2010

3

Schedule "A"

KIMBER ANNOUNCES POSITIVE PRELIMINARY ASSESSMENT FOR MONTERDE GOLD-SILVER PROJECT, MEXICO
Over 60,000 oz of Gold per Year with Net Cash Costs of US$254/oz over 13.4 Year Life

June 2, 2010

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (NYSE AMEX:KBX, TSX:KBR) is pleased to announce that it has received the results of an independent Preliminary Assessment (“PA”) prepared by Micon International Ltd., with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and various consultants employed directly by Kimber, on its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district. This National Instrument 43-101 compliant PA is based on the revised mineral resource estimate for the Carmen and Veta Minitas deposits at Monterde detailed in the NI 43-101 technical report by Micon International and released on December 8, 2009. The PA was prepared based on a combination of open pit and underground mining for mill feed and a focus on the high grade gold-silver mineralization at the Monterde deposits.

“The Preliminary Assessment for Kimber’s Monterde project presents a very attractive scenario for the development of a high grade, low cost gold-silver mine,” said Gordon Cummings, President & CEO of Kimber. “The mine plan laid out in the Preliminary Assessment involves a combination of open pit and underground mining, with material processed in a mill in order to maximize recoveries. Production is estimated to total 813,000 ounces of gold and 21.4 million ounces of silver over a mine life of 13.4 years,” he said. “Completion of this PA for Monterde is a crucial step in defining the potential economics at Monterde and outlines a path forward for the completion of a pre-feasibility study and potential project development. Opportunities have also been identified to expand the mineral resources at the three existing deposits, while additional potential has been identified in new areas of mineralization located to the north of the Carmen deposit.”

Highlights of the Preliminary Assessment

The following are the highlights of the Monterde PA:
Before tax (at prices of US$875 per ounce of gold and US$14 per ounce of silver):
o	IRR of 24.9% with undiscounted net cash flows of US$372 million;
o	Project NPV (at an 8% discount rate) of US$141.8 million.
After tax (at prices of US$875 per ounce of gold and US$14 per ounce of silver):
o	IRR of 21.4% with undiscounted net cash flows of US$277 million;
o	Project NPV (at an 8% discount rate) of US$99.0 million;
o	Payback of pre-production capital and operating costs within 4.1 years.
After tax (at near spot prices of US$1,200 per ounce of gold and US$18.00 per ounce of silver):
o	IRR of 36.5% with undiscounted net cash flows of US$531 million;

4

o	Project NPV (at an 8% discount rate) of US$231 million;
o	Payback of pre-production capital and operating costs within 2.5 years.
Pre-production capital of US$111.4 million, with total life-of-mine capital cost of US$130.6 million, including a total contingency amount of US$28.3 million.

Total mine life of 13.4 years, with combination of open pit and underground production for 10 years at an average mill throughput of approximately 2,500 tonnes per day, followed by underground only for 3.4 years, with average mill throughput of approximately 1,500 tonnes per day.

Average annual production of 62,600 ounces of gold and 1.85 million ounces of silver for the first 10 years of production and average life-of-mine annual production of 60,600 ounces of gold and 1.60 million ounces of silver.

Life-of-mine cash costs of US$254 per ounce of gold, with silver as a by-product credit, and total costs of production, including capital costs, of US$415 per ounce of gold, with silver as a by- product credit.

Average annual production of 92,100 gold equivalent ounces for the first 10 years of production with average annual production of 86,200 gold equivalent ounces over the life of mine for 13.4 years (total production of 812,700 gold ounces and 21.4 million ounces of silver).

Life-of-mine cash costs of US$433 per gold equivalent ounce and total costs of production for life-of-mine, including capital costs, of US$546 per gold equivalent ounce.

The PA includes inferred mineral resources as part of the mine plan. It is noted that CIM Mineral Resource Definition Standards dated November 22, 2005 states that “due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration.”

Economic Analysis

The economic assessment in the PA is preliminary in nature and uses inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The inferred mineral resource used in the mine plan represents 37% of the total life-of-mine (“LOM”) mineral resource.

Analysis of various price scenarios and varying discount rates before tax

	Pre-Tax Results
Case	Case 1	Case 2	Case 3

Gold price per ounce (US$)	$875.00	$1,200.00	$898.37
Silver price per ounce (US$)	$14.00	$18.00	$14.78
IRR	24.9%	42.3%	26.9%
Undiscounted net cash flows (US$ millions)	$371.7	$721.5	$407.4
NPV 5% discount rate (US$ millions)	$204.6	$432.6	$228.0
NPV 8% discount rate (US$ millions)	$141.8	$322.5	$160.5

Case 1 is base case
Case 2 is near spot May 28, 2010
Case 3 is 3 year trailing average to 30 April, 2010

5

Analysis of various price scenarios and varying discount rates after tax

	After Tax Results
Case	Case 1	Case 2	Case 3

Gold price per ounce (US$)	$875.00	$1,200.00	$898.37
Silver price per ounce (US$)	$14.00	$18.00	$14.78
IRR	21.4%	36.5%	23.2%
Undiscounted net cash flows (US$ millions)	$277.0	$530.7	$303.4
NPV 5% discount rate (US$ millions	$147.6	$313.9	$165.2
NPV 8% discount rate (US$ millions)	$99.0	$231.4	$113.2

Case 1 is base case
Case 2 is near spot May 28, 2010
Case 3 is 3 year trailing average to 30 April, 2010

The following table details some of the key mine plan parameters and assumptions used in this Preliminary Assessment:

Project parameters	Amounts

Total tonnes of ore produced	10,609,000
Life-of-mine ore production rate	2,200 tpd
Open Pit - Tonnes of mill feed produced	5,195,000
- Average gold grade	1.71 g/t
- Average silver grade	122.2 g/t
- Stripping ratio	13.8
Underground - Tonnes of mill feed produced	5,414,000

6

- Average gold grade	3.34 g/t
- Average silver grade	89.4 g/t
Gold recovery average*	95.6%
Silver recovery average*	61.8%
Recoverability after losses in solution and doré refining losses	98.5%
Total recoverable gold production (ounces)	812,700
Total recoverable silver production (ounces)	21,423,800
Payability factor - gold	99.5%
Payability factor - silver	98.0%
Exchange rate US$:Mexican Peso	13.0
Mine Life	13.4 years
Initial capital	US$111.4 million
Life-of-mine capital	US$130.6 million
Average annual gold production
- First 10 years	62,600 ounces
- LOM	60,600 ounces
Average annual silver production
- First 10 years	1,845,500 ounces
- LOM	1,598,800 ounces
Total mining operating cost open pit LOM	US$24.94/t milled
Total mining operating costs underground LOM	US$39.34/t milled
Processing Cost	US$13.88/t milled
G&A	US$0.94/t milled
Corporate Tax Rate	28%

* Gold and silver recoveries are calculated as an average excluding losses in solution and refining doré losses which are detailed separately above (losses in solution and refining doré losses total 1.5% for both gold and silver).

Gold equivalent ounces referred to in this news release are based on prices of US$875/oz gold and US$14/oz silver for recovered ounces, giving a ratio of 62.5 to convert recoverable silver ounces to gold equivalent ounces. After refining charges, net revenue per payable ounce has a ratio of 63.7 to 1.

Compliance with National Instrument 43-101

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

7

Qualified Persons

The following qualified persons, as defined in National Instrument 43-101, were involved in the preparation of the PA and have read and approved the relevant technical portions of this news release:

  Mr. Richard Gowans, P. Eng., President and Metallurgical Engineer of Micon International, Ontario, Canada

  Mr. Jim Leader, P. Eng., Senior Mining Engineer of Micon International, British Columbia, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International, Ontario, Canada

  Mr Mike Godard, P. Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr Jeremy Haile, P. Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

  Mr. J. Byron Richards, P.Eng., Senior Consultant of JB Engineering, British Columbia, Canada

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of a Preliminary Assessment for Monterde represents a significant step forward for Kimber Resources and is expected to lead to further development and more advanced economic studies at the Monterde deposits.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

8

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The mineral resource estimates for the Carmen and Veta Minitas Deposits at Monterde were prepared by Mr. Gary Giroux P.Eng., a senior associate of Micon International, and the results for Carmen are effective at November 17, 2009 and for Veta Minitas at November 30, 2009. The estimation of grades was constrained by models of the geological and mineralized zones created by Kimber geological staff under the supervision of Mr. Petrus (Marius) Mare, P.Geo. Mr. Petrus (Marius) Mare, P.Geo. is the Vice-President Exploration, and the designated Qualified Person (“QP”) for the Monterde project under National Instrument 43-101. Models of the geology and mineralization of gold and silver at Carmen were reviewed and approved by Mr. Terrence Hennessey P.Geo. of Micon International. The wireframes of the high grade and low grade gold and silver mineralization were interpreted into various sub-domains to optimize the sample search orientation by Pierre Desautels P.Geo. of PEG Mining Consultants Inc. The gold and silver metallurgical recovery models used to calculate gold and silver recoveries by block and gold equivalent grade by block were prepared by Kimber staff and consultants, and reviewed and approved by Richard Gowans P.Eng., President of Micon International.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project, being responsible for quality assurance and quality control (“QA/QC”), and has verified the data being disclosed. He has determined that the laboratory reports matched the surface and adit sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks inserted at the core shack and standards inserted after sample preparation in respect of the Monterde Project samples. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.